EXHIBIT 99.2	Dividend News Release Dated April 2, 2003

NEWS FROM UTi

Contacts:

Lawrence R. Samuels Senior Vice President, Chief Financial Officer UTi Worldwide Inc. 310.604.3311	Cecilia Wilkinson/Angie Yang PondelWilkinson MS&L 323.866.6060 investor@pondel.com

UTi WORLDWIDE DECLARES ANNUAL DIVIDEND OF $0.095 PER SHARE

Rancho Dominguez, California – April 2, 2003 – The Board of Directors of UTi Worldwide Inc. (NASDAQ NM: UTIW) today declared a regular annual cash dividend of $0.095 per share on the company’s ordinary shares.

The dividend is payable on May 20, 2003 to shareholders of record as of April 30, 2003.

About UTi Worldwide

UTi Worldwide Inc. is an international, non-asset based supply chain management company providing air and ocean freight forwarding, contract logistics, customs brokerage and other logistics-related services. The company serves a large and diverse base of global and local companies, including customers operating in industries with unique supply chain requirements such as the pharmaceutical, apparel, chemical, automotive and technology industries. The company seeks to use its global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to optimize the operation of its customers’ global supply chains.

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